Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Pacific Fund
item #'s	For All	55,810,540	95.11	83.59	51,706,942	88.12	77.45
2 & 3	Withhold All	826,901	1.40	1.23	3,108,828	5.29	4.65
	For All Except	2,036,619	3.47	3.05	3,858,290	6.57	5.77
	Broker Non-Vote

Last Updated on 02/21/2001
By MLMAG